Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.: 132-00001)

Date: October 13, 2020

Finance of America Equity Capital LLC shared the following news report relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp on or after October 13, 2020, including by means of a hyperlink on its website.

Blackstone-Backed Finance of America Is Set for IPO

Lender to go public with a $1.9 billion valuation by merging with blank-check firm Replay Acquisition

Consumer lender Finance of America’s services include traditional home mortgages, reverse mortgages and commercial-real-estate loans. Homes in Las Vegas in September.

PHOTO: BLOOMBERG NEWS

By

Corrie Driebusch

Updated Oct. 13, 2020 8:07 am ET

Consumer-lending platform and Blackstone Group Inc. portfolio company Finance of America Equity Capital LLC is set to go public with a valuation of $1.9 billion through a blank-check merger, this year’s hottest way to list shares.

Finance of America is set to merge with the special-purpose acquisition company, or SPAC, Replay Acquisition Corp., the two companies said Tuesday, confirming an earlier report by The Wall Street Journal. In conjunction with the merger, institutional investors will also make a private investment of $250 million in the company. In all, the deal will leave the consumer lender’s founder and funds managed by Blackstone with a 70% ownership stake.

SPACs are all the rage in 2020, quickly having become a favored way for companies to go public in a year when initial public offerings are hotter than ever. Their popularity is a sign that there is more demand for newly listed companies than there are companies going public. So far this year, companies have raised more than $109 billion going public in the U.S., surpassing every other full year on record, according to Dealogic, whose data go back to 1995. SPACs have accounted for almost half of that total.

The sole purpose of SPACs, which are also known as blank-check companies, is to raise money to acquire a private target and take it public. Founders of these shell companies pitch their names or expertise in certain industries; once they have raised a certain amount of money they have a specific amount of time, typically two years, to identify a target. Announced deals are subject to shareholder approval. Finance of America’s services include traditional mortgages, reverse mortgages, commercial-real-estate loans and fixed-income investing. It has grown via a series of acquisitions and over the past roughly five years as a portfolio company of Blackstone’s Tactical Opportunities business, which can invest across any asset class, industry, sector, security type or geography.

The move is the latest in a recent spate of financial dealmaking. This summer, Quicken Loans parent Rocket Cos. went public through a traditional IPO. Last month, wholesale mortgage originator United Wholesale Mortgage said it intended to go public via a SPAC, and Caliber Home Loans Inc. is also prepping an IPO. Morgan Stanley recently struck a deal to buy fund manager Eaton Vance Corp., and activist investor Nelson Peltz invested in Invesco Ltd. and Janus Henderson Group PLC, planning to agitate for a deal.

The new listings come as the mortgage market has held up surprisingly well in the face of the coronavirus pandemic, with the Mortgage Bankers Association expecting mortgage originations to hit recent highs in 2020. Record-low interest rates are also driving refinancings, with the Mortgage Bankers Association expecting mortgage originations to hit recent highs in 2020.

Finance of America had been considering a traditional IPO but then earlier this summer began speaking with the founders of Replay Acquisition Corp., a person familiar with the matter said. Though the money raised in the deal goes to current owners, the person said becoming a publicly traded company will allow the consumer-lending platform to raise additional capital more easily going forward.

Write to Corrie Driebusch at corrie.driebusch@wsj.com

Appeared in the October 13, 2020, print edition as 'Lender Backed by Blackstone Sets IPO.'

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by a newly-formed holding company (“New Pubco”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement of Replay Acquisition that will also constitute a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.